FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 16, 2004

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82-

SIGNATURE
News Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: February 16, 2004	By

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated February 11, 2004 and February 16, 2004 respectively

1. Amersham plc — Preliminary Announcement Date
2. Amersham plc — Amersham / Bayer Agreement

Amersham plc Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK

T + 44 (0) 1494 544 000 F + 44 (0) 1494 542 266

11 February 2004

London Stock Exchange
Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs,

Amersham plc — Preliminary Announcement Date

I am pleased to confirm that Amersham plc will announce their preliminary results for the twelve months ended 31 December 2003 on 17 February 2004.

Yours faithfully,

Susan M. Henderson
Deputy Company Secretary

News Release

Amersham and Bayer Diagnostics Sign Exclusive Development and Supply Agreement for Diagnostic Sequencing

London, UK and Tarrytown, NY — February 16, 2004. Amersham (LSE, NYSE, OSE: AHM) and the Diagnostics Division of Bayer HealthCare LLC, a member of the Bayer Group (NYSE:BAY)(“Bayer”), today announced they have entered into an exclusive worldwide agreement for joint development of assays and instrumentation in the field of human immunodeficiency virus (HIV) sequencing as well as sequencing of other important infectious disease-causing pathogens. Financial terms of the agreement were not disclosed.

Under the terms of the agreement, Amersham will supply a modified version of its existing MegaBACE gene sequencer instruments and Bayer will develop sequencing assay applications for this MegaBACE sequencer. In addition, Bayer will purchase Amersham’s reagents, notably its four color dyes and proprietary enzymes as well as other consumables, for current and future assays. Both companies intend to seek regulatory approval from the FDA for the MegaBACE instrumentation and disease-specific assays.

“The availability of rapid genotypic analysis of HIV through DNA sequencing will increase the use of HIV-1 diagnostic assays in understanding resistance profiles and transmission patterns in the clinical management of patients,” said Andrew Carr, Ph.D. President, Discovery Systems, Amersham Biosciences. “Our agreement with Bayer also enables Amersham to transition our key DNA sequencing instrumentation and reagents from their significant role in the sequencing of the human genome to the diagnosis of infectious disease types and clinical interpretation of infection.”

“This agreement with Amersham allows Bayer to broaden its genotyping portfolio and its comprehensive line of diagnostic products designed to aid in the treatment and monitoring of people living with HIV disease and AIDS,” said Peter Knueppel, Ph.D., Senior Vice President, Nucleic Acid Diagnostics Business Segment, Bayer Diagnostics. “Bayer and Amersham’s complementary expertise will facilitate the development of innovative TRUGENE® assays on the Amersham high-throughput sequencer to provide wide access to personalized medicine.”

About Amersham

Amersham (LSE, NYSE, OSE: AHM) is a leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.62 billion in

2002 and has over 10,000 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

Amersham — bringing vision to medical discovery
For more information, visit our website at www.amersham.com

About Bayer Diagnostics

With approximately 7,000 employees worldwide and 2002 sales of $1.9 billion, Bayer Diagnostics (www.bayerdiag.com), based in Tarrytown, New York, U.S.A., is one of the largest diagnostic businesses in the world. The organization supports customers in 100 countries through an extensive portfolio of central, self-testing, nucleic acid and near patient care diagnostics systems and services for use in the assessment and management of health, including the areas of cardiovascular and kidney disease, oncology, virology, women’s health and diabetes. Bayer Diagnostics’ global headquarters in the United States operates as part of Bayer HealthCare LLC, a member of the worldwide Bayer HealthCare group

About Bayer HealthCare

Bayer HealthCare AG, a subgroup of Bayer AG with sales of approximately 9.4 billion Euro in 2002, is one of the world’s leading, innovative companies in the health care and medical products industry.

The company combines the global activities of the divisions Animal Health, Biological Products, Consumer Care, Diagnostics and Pharmaceuticals. More than 34,000 people are employed by Bayer HealthCare worldwide.

Our aim is to discover and manufacture innovative products that will improve human and animal health worldwide. Our products enhance well-being and quality of life by diagnosing, preventing and treating disease.

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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Amersham contacts

Media Lynne Gailey + 44 1494 542 050 lynne.gailey@amersham.com	Investors Alexandra Morris +44 1494 542 051 alexandra.morris@amersham.com

Graeme Holland
+ 44 1494 542 115
graeme.holland@amersham.com

US media and investors
Lucy Morrison
+1 732 457 8092
lucy.morrison@amersham.com

Bayer contacts

Media
Amy Samaha
+1-914-366-1815